UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  July 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE REPORTS 27% INCREASE IN REVENUES FOR FULL YEAR

Vancouver, B.C. July 10, 2006
- AMS Homecare Inc. (OTCBB:AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population, is pleased to report audited financial results for the year ended February 28, 2006.

Full financial results and MD&A can be viewed at www.sedar.com.
Net sales for the year ended February 28, 2006 increased by 27% to $6,946,317 as compared to $5,470,434 during the same period in 2005.
This increase of $1,475,883 from 2005 to 2006 as well as the increase of $1,075,577 from 2004 to 2005 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.
The company’s first retail store in
Bellevue
,
WA
did not open until November 2005 and therefore sales from the store as a percentage of total sales are immaterial.
The increase in total assets of $402,558 from 2005 to 2006 as well as the increase of $716,735 from 2004 to 2005 is primarily due to an increase in accounts receivable. The increase in long-term liabilities in 2006 of $388,143 is comprised of an additional long-term loan of $500,000 in December 2005 less repayment of existing long-term loans.

Gross profit as a percentage of net sales increased to 40.6% in 2005 compared to 39.5% during the same period in 2005.
This increase in gross profit by $657,416 or 30% is a result of higher sales, and higher margins for the new and existing products.
Mr. Harj Gill says “I am pleased with the continued growth of the company.
We continue to be challenged by the effects of the 2000-2002 RTO delays and associated damages.
We expect further growth in the coming year.”

Public relations costs decreased by $53,191 compared to the previous year as the company only engaged the services of outside investor relations firms for part of the year.
Additional public company costs of translating financial statements,
USA
filings, lawsuit against the TSX Venture Exchange launched by the company, and costs relating to an action by a former employee account for the $211,771 increase in professional fees compared to the previous year. Salaries and consulting costs decreased by $35,108 for the year.
Consulting payments to the President and CEO were lower by $79,500 due to cash flow restrictions.
This decrease was offset by an increase in salaries and benefits for administrative staff totaling $44,392 due to additional staff.

On May 29, 2006, the company provided an update on the lawsuit filed against the TSX Venture Exchange, certain of its employees and certain individuals on March 11, 2005 seeking damages and penalties for their deliberate delay of the company’s reverse takeover (RTO).
The Company has announced that it is seeking an amount approaching one hundred million dollars for damages and penalties from the TSX Venture and other parties.
Also based on the company’s review of the TSXV’s disclosure documents obtained from the TSX Venture in April 2006, the company will proceed forward with this lawsuit.

Net loss before income taxes was $1,491,847 for the twelve months ended February 28, 2006 compared to earnings of $38,558 in the previous year representing a decrease of $1,530,405.
This decrease in earnings before income taxes is partially attributable to the start-up costs of the new retail location, but is primarily due to the payment of compensation to current directors and employees, and compensation to the current President and CEO of the company in respect of some of the damages suffered by them during the RTO process.
As per the News Release issued in January 2006, the company issued a total of 189,000,000 shares, deemed price USD 0.03 per share as approved by the Board to reflect the extent of some of the damages.
However, the value of the shares issued as disclosed in the year end financials was arbitrarily determined by the auditors to be a range of $600,000 to $800,000, hence a median of USD 700,000 resulted in a deemed share price of USD 0.0037.
The company does not agree with the auditors that the value of the shares issued and thus the expenses incurred should be the value disclosed in the financial statements.
The value of the shares/expense reported was dictated to the company by the auditor arbitrarily.
The company’s CEO received the following email from the Auditor, Mr. Ron Miller:

In an email from Mr. Miller to Mr. Gill dated July 07, 2006 Mr. Miller states the following: “There is still the issue regarding the issuance of the 189 million shares.
Because US GAAP is also involved we have to get our firm in the states to review the US-Cdn GAAP reconciliation.
They have now stated that there needs to be more support for the $7 million expense.
To them it makes no sense.
The expense should be based on the fair value of the company at the date of the issuance.
As stated before, we would expect an expense in the range of $600,000 to $800,000, being roughly 80% of the value of the company.”

The Auditor has not conducted a valuation of the company and has not been retained to conduct business valuation services.
His determination and the reported value is in management’s and the Board’s analysis incorrect and arbitrary but the company has reflected his determination in the filed statements so that our Canadian shareholders would not be further delayed or prejudiced, due to the failure of our auditor to address these issues before the deadline for filing and because of the refusal of the auditor to cooperate in a timely manner.

The expense attributed for damages and compensation was determined and approved by management and the board to be about 7 million dollars at the .03USD price.
This was disclosed in a news release in January 2006. However, the expense disclosed in the yearend financials is disclosed at .0037USD and has been dictated to the company by the auditors.
The loss is not an operational loss but instead is primarily due to the issuance of the shares and compensation to the CEO and President to reflect the extent of some of the damages incurred by the CEO and President.

Mr. Harj Gill, CEO of the company says, “I do not understand why our auditor would arbitrarily and unilaterally want to reduce the financial loss so significantly when management and the board has estimated the damages and has the obligation and responsibility to make this estimate and calculation.”

In the disclosed financials, as requested by the auditor, the company has changed the value of the 189,000,000 million shares issued from .03USD to .0037USD.
The effect for disclosure purposes reduce the extent of the damages determined by the Board and management and does not fairly represent the damages as determined by the company.
The company does not understand why our auditor has chosed to reduce this expense so radically and arbitrarily.
In addition, the audit should have been completed and the yearend financials should have been filed with SEDAR, the Canadian regulators, on June 28, 2006.
The yearend financials are not due for filing in the
US
until August 31, 2006.
The audit was completed by a senior Chartered Accountant of our auditing firm in June 2006 and the company had answered and complied with all requests made by the auditor to the company as at June 28, 2006.
At the end of June 2006 and early July the company was advised by the auditing Partner, Mr. Ron Miller, that our Canadian deadline for filing was August 2006, so the company should not be looking to file immediately.
Meanwhile, our CEO contacted both the BC Securities Commission and our Corporate Securities Lawyer who both confirmed that the filing deadline was June 28, 2006.
Mr. Miller’s only response to hearing that the deadline has passed was to say that he was “sorry, that he did not know the filing deadline”.
Then in July last week, Mr. Miller advised the company that there was one critical issue that he wanted to change on the financials.
He wanted to reduce the expense for damages to a value range of $600,000 to $800,000 rather than the seven million disclosed in the statements that Mr. Miller’s staff had audited over the last two months.
Then Mr. Miller failed to cooperate in concluding this issue.
He provided no rational explanation for his reasoning.

As a result, the company decided to call an Audit Committee Meeting requesting Mr. Miller to attend, to present his audit opinion, and to ask the Audit Committee, to approve and issue the financials.

The Auditor failed to attend and provided no notice before the meeting of his intent to not attend and he also did not provide the Audit Committee any further new issues to discuss. The company concluded that our Canadian shareholders should not be further prejudiced due to the ignorance and/or malicious actions of our auditor in not knowing the deadline for filing, improperly requesting the significant reduction of a material expense and for the delay.
Therefore, the audited financials were approved for issuance. The company made the change to the financials to reflect Mr. Miller’s request as per the email above, even though it was an improper demand, to ensure that this would not delay the audit opinion.
The Auditor was then advised of the approval and was requested to provide the Audit Opinion Letter.
However, the Audit Opinion Letter did not arrive and therefore, the company decided to not be further delayed and thus issued the financial results on the evening of July 07, 2006.
The Company is still waiting for the Audit Opinion letter and will file it as soon as it is received, upon review with our legal counsel.
“It is inexcusable for our auditor who has been auditing our company for three years to:
(1) not know our deadline for filing and (2) to make irrational and arbitrary decisions regarding our financial disclosure (3) to improperly delay our filings, said Mr Gill, CEO of the company.

In the afternoon of July 09, 2006 Mr. Miller sent the company a list of further questions to address.
The Company responded immediately at 6:30 PM, within a couple of hours of his email.

The company replied to all his questions and advised Mr. Miller that his questions were immaterial and/or the issues had already been addressed by the company.
Therefore, Mr. Miller was provided notice again to present his Audit Opinion letter forthwith.

The Company expects to release our First Quarter Results for the period ending May 31, 2006 during this week.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.
AMS is a
USA
retailer with its own pharmacy/durable equipment store (www.65plusstore.com).
With a base of 300-plus dealer customers in
Canada
, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in
Canada
and the
United States
. More information is available at (www.amshomecare.com).

About Macam IR:
Founded in 2002, Macam Investor Relations is a financial boutique which offers a unique blend of traditional investor relations services and web-based advertising and market data based out of
Calgary
,
Alberta
,
Canada
. Their expertise is in the representation of emerging companies to the individual and professional investment community.
Macam
Investor Relations (IR)
assists with the creation of written corporate material, compose large media awareness programs, help expose its clients via its financial portal (www.Finance-Markets.com)
,
serve as corporate liaison to shareholders and inquiries, and offer strategic assistance and consulting.

For further information contact:

AMS Homecare:
Daryl Hixt
, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, V.P. Operations & Business Development
Ph:

403 695-1006
Fax:
403 695-1034
sales@macamgroup.com
www.macamgroup.com
www.Finance-Markets.com

Safe
Harbor
Statement:
Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

Macam Group and World Stock Exchange LLC (WSE) and its employees or consultants may own, buy, or sell shares in AMS Homecare Inc. AMS Homecare has provided shares and/or options to Macam Group and to WSE for their services.
Please be advised that a conflict may exist and that any investment decisions you make are your own responsibility. Additionally,

Macam and WSE are not registered investment advisors. You should not make any kind of investment decision in relation to AMS Homecare Inc. without first obtaining independent investment advice from a registered investment advisor. Facts relied upon by Macam and WSE in arriving at their opinions are generally provided by AMS Homecare Inc or gathered by them from public and/or private sources. These facts may be in error and if so, the opinions of Macam and WSE may be materially different.

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer